April 2, 2010

Mail Stop 3561

Vince Vellardita
Chief Executive Officer
Valcom, Inc.
2113A Gulf Boulevard
Indian Rocks Beach, FL 33785

RE: Valcom, Inc.
        File No. 000-28416
        Form 10-K: For the Fiscal Year Ended September 30, 2009

Dear Mr. Vellardita:

        We have completed our review of your Form 10-K and related filings and have no
further comments at this time.

                                                Sincerely,

                                                Lyn Shenk
                                                Branch Chief